FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                   For the Fiscal Year ended December 31, 2004

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

      For the transition period from ________________ to _________________

      Commission file number 1-14642

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        ING 401(k) Plan for ILIAC Agents

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 ING Groep N.V.

                               Amstelveenseweg 500
                                1081 KL Amsterdam
                                 The Netherlands

                                       or

                                  P.O. Box 810
                                1000 AV Amsterdam
                                 The Netherlands

                        ING 401(k) Plan for ILIAC Agents
       Contents of Audited Financial Statements and Supplemental Schedule


I. The following financial statements and supplemental schedule for the ING 401(k) Plan for ILIAC Agents are being filed herewith:

     Financial Statements and Supplemental Schedule December 31, 2004 and 2003, and the year ended December 31, 2004:

     Report of Independent Registered Public Accounting Firm

     Audited Financial Statements:

     Statements of Net Assets  Available  for Benefits as of:
       December 31, 2004
       December 31, 2003

     Statements of Changes in Net Assets Available for Benefits for the years ended:
       December 31, 2004
       December 31, 2003

     Notes to Financial Statements

     Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

       Signature Page


II.  The following exhibits are being filed herewith:

       Exhibit No.                  Description
       -----------                  -----------

           1           Consent of Independent Registered Public
                       Accounting Firm - Ernst & Young LLP

        99.1 Certification Pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

             Report of Independent Registered Public Accounting Firm


Board of Directors
ING 401(k) Plan for ILIAC Agents

We have audited the accompanying statements of net assets available for benefits of the ING 401(k) Plan for ILIAC Agents (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Atlanta, Georgia
June 15, 2005

                                     /s/ Ernst & Young LLP

                        ING 401(k) PLAN FOR ILIAC AGENTS
                 Statements of Net Assets Available for Benefits
                        As of December 31, 2004 and 2003



                                                                                       2004               2003
                                                                                -----------------  -----------------

Assets
Investments, at fair value:
    Mutual funds                                                                   $ 19,371,340       $ 16,908,665
    Common stock                                                                        939,735            293,854
    Participant loans                                                                   920,821            910,558
Group annuity contract at contract value                                              5,385,432          2,494,514
                                                                                -----------------  -----------------
Net assets available for benefits                                                  $ 26,617,328       $ 20,607,591
                                                                                =================  =================



   The accompanying notes are an integral part of these financial statements.

                        ING 401(k) PLAN FOR ILIAC AGENTS
           Statements of Changes in Net Assets Available for Benefits
                 For the years ended December 31, 2004 and 2003



                                                                                      2004               2003
                                                                                -----------------  -----------------

Additions:
    Interest and dividends                                                        $     625,738      $     236,018
    Contributions - participants                                                      3,261,476          2,919,276
    Contributions - employer                                                          1,097,009          1,030,701
    Rollover contributions                                                               66,521            193,376
    Net appreciation in fair value of investments                                     1,988,059          3,917,219
                                                                                -----------------  -----------------

Total additions                                                                       7,038,803          8,296,590
                                                                                -----------------  -----------------

Deductions:
    Benefits paid to participants                                                     1,011,081          1,374,875
    Deemed distribution                                                                  17,985             61,447
    Administrative expenses                                                                   -              5,249
                                                                                -----------------  -----------------

Total deductions                                                                      1,029,066          1,441,571
                                                                                -----------------  -----------------

Net increase                                                                          6,009,737          6,855,019

Net assets available for benefits:
    Beginning of year                                                                20,607,591         13,752,572
                                                                                -----------------  -----------------
    End of year                                                                   $  26,617,328     $   20,607,591
                                                                                =================  =================



   The accompanying notes are an integral part of these financial statements.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of Plan

     General

     The following description of the ING 401(k) Plan for ING Life Insurance and Annuity Company ("ILIAC") Agents, formerly the Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan (the "Plan"), provides only general information. Participants should refer to the Plan documents, including the Summary Plan Description, for a more complete description of the Plan's provisions, including those described herein.

     The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with ILIAC. The Plan is intended to meet the requirements of Internal Revenue Code ("IRC") Section 401(a). The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     ILIAC is the Plan sponsor ("Plan Sponsor") and the ING U.S. Pension Committee is the plan administrator ("Plan Administrator"). ING National Trust is the trustee ("Trustee") of the Plan.

     Investment Options

     At December  31, 2004,  the Plan's  assets were  invested in the  following investment vehicles: ING Fixed Account, ING GNMA Income Fund, ING Intermediate Bond Fund, Fidelity Puritan Fund, Merrill Lynch Equity Index Trust, Fidelity Blue Chip Growth Fund, ING Growth Fund, ING LargeCap Growth Fund, Washington Mutual Investors Fund Class R-5, MFS Capital Opportunities Fund, AIM Small Cap Growth Fund, ING Index Plus MidCap Fund, ING Index Plus LargeCap Fund, ING Small Company Fund, ING Real Estate, ING SmallCap Opportunities Fund, ING Global Science & Technology Fund, ING International Fund, ING International Value Fund, and ING Market Stock Fund.

     Concentrations of Risk

     At December 31, 2004 and 2003, the Plan's assets were significantly concentrated in ING mutual funds and shares of ING Groep N.V. (the "Company," a Netherlands corporation which is the parent of the Plan Sponsor) stock (as more fully described below), the value of which is subject to fluctuations related to corporate, industry and economic factors.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
--------------------------------------------------------------------------------

     Eligibility

     All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan. Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and ILIAC's contribution. ILIAC contributions are based on participant deferrals and eligible earnings. Each participant's account is also credited with allocations of Plan investment results. Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the particiant's account balance. All earnings or losses are allocated to each participant's account as soon as practicable after they accrue or arise. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account at the time benefit payments are made.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Participants who enter into a Career Agent contract with ILIAC will vest in ILIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants who entered into a Career Agent contract with ILIAC prior to January 1, 2002 will vest in ILIAC matching contributions over three years of service at a rate of 50% after the first year, 75% after the second year and 100% after the third year. Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ILIAC's managed long term disability plan, or (4) termination or partial termination of the Plan.

     The amount of cumulative forfeited nonvested participant accounts as of December 31, 2004 and 2003 is $54,541 and $40,981, respectively. Forfeitures are used to pay Plan expenses as permitted by the Plan documents.

     Employee Contributions

     Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year. Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover ("rollover"). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
--------------------------------------------------------------------------------

     Employer Contributions

     ILIAC matches participants' pre-tax contributions at 50% of each participant's contributions up to the first 6% of total eligible earnings. The IRC limits can affect certain highly paid participants' eligibility to receive matching contributions. ILIAC matching contributions are made in cash, and are allocated with consideration to each participant's investment elections.

     Participant Loans

     Subject to the provisions of the Plan, participants may borrow against his/her account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000.

     Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

     Deemed Distribution

     The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

     Benefits

     Upon termination of service due to death, disability, or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of his/her vested account balances. A participant may elect to receive his/her benefit in Company stock (defined as American Depository Shares ("Groep Shares")) to the extent his or her account is invested in Company stock. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC.

     Administrative Expenses

     The Plan is responsible for paying all Plan expenses, unless ILIAC determines to pay them. Forfeitures may also be used to pay Plan expenses as permitted by the Plan documents. Administrative expenses, net of forfeitures, were $0 and $5,249 for the years ended December 31, 2004 and 2003, respectively.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
--------------------------------------------------------------------------------

     Plan Termination

     Although it has not expressed any intent to do so, ILIAC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.


2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Investment Valuation and Income Recognition

     The Plan provides for investments in Groep Shares, guaranteed investment contracts ("GICs"), and mutual funds. Mutual funds are stated at fair value, which is the quoted market price. Investments in Groep Shares are based on the quoted market price of the common shares of the Company. Certain investments in contracts with insurance companies (ING Fixed Account) are stated at contract value, in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit
     Plans  and  Defined   Contribution   Pension  Plans  ("SOP  94-4").

     Loans to participants are valued at their outstanding balances, which approximate fair value.

     Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

     Use of Estimates

     The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
--------------------------------------------------------------------------------

     could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

     Reclassifications

     Certain 2003 balances have been reclassified to conform to the 2004 presentation.


3.   Income Tax Status

     The Plan has received a determination letter from the IRS dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.


4.   Investments

     The following individual investments represent 5% or more of the Plan's total net assets as of December 31:


                                                            2004                  2003
                                                        -------------       --------------

     ING Small Company Fund - Class I                    $      N/A          $ 3,407,863
     ING Fixed Account/GIC                                5,385,432            2,494,515
     Fidelity Blue Chip Growth Fund                       2,585,835            2,650,206
     ING Growth Fund - Class I                            1,584,649            2,099,963
     ING International Value Fund - Class I               3,403,031            2,060,102
     ING Index Plus MidCap Fund - Class I                 2,324,026            1,200,372
     ING Index Plus LargeCap Fund                         1,378,534            1,109,705
     Washington Mutual Investors Fund - Class R-5         1,610,606                  N/A


     The net appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation on those investments, is as follows for the years ended December 31:


                                                            2004                  2003
                                                        -------------       --------------
     Mutual funds                                        $ 1,796,179         $ 3,850,220
     ING Groep shares                                        191,880              66,999
                                                        -------------       --------------
     Net appreciation in fair value                      $ 1,988,059         $ 3,917,219
                                                        =============       ==============


ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Investment in Insurance Contracts

     As of December 31, 2004, the Plan maintained one GIC related investment option, the ING Fixed Account. This contract is considered to be fully benefit responsive in accordance with AICPA SOP 94-4 and is carried at contract value. As of December 31, 2004 and 2003, the fair value of the investment in the ING Fixed Account is $5,272,306 and $2,494,515, respectively.

     The average yields for the contract for the years ended December 31, 2004 and 2003, were 3.70% and 4.52%, respectively. The crediting interest rates for the contract as of December 31, 2004 and 2003 were 3.70% and 4.45%, respectively. The minimum crediting interest rates for the contract for the years ended December 31, 2004 and 2003 were 3.65% and 4.45%, respectively.

     The Fixed Account guarantees that amounts allocated to it will earn a minimum interest rate, which was 3.65% for 2004. ILIAC makes this guarantee, and although ILIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 3.00%.

     ILIAC's determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contractholder.

     The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.


6.   Parties-in-Interest to the Plan

     The Plan holds investments in several mutual funds that are managed by affiliated companies of the Plan Sponsor. These funds are considered parties-in-interest (as defined in ERISA) to the Plan. At December 31, 2004 and 2003, funds of $18,622,026 and $14,589,632, respectively, were held in such investments and are considered parties-in-interest to the Plan.


                                       9.

                              Supplemental Schedule

ING 401(k) PLAN FOR ILIAC AGENTS
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
At December 31, 2004
--------------------------------------------------------------------------------



 (a)                       (b)                            (c)                    (e)
        Identity of Issue, Borrower, Lessor, or      Description of            Current
                      Similar Party                    Investment               Value
------  -----------------------------------------    --------------         ------------

*       ING Fixed Account                            ING Fixed Fund/GIC     $ 5,385,432

*       ING GNMA Income Fund                         Mutual Fund Shares         221,863

*       ING Intermediate Bond Fund                   Mutual Fund Shares         599,607

        Fidelity Puritan Fund                        Mutual Fund Shares         863,648

        Merrill Lynch Equity Index Trust             Mutual Fund Shares         908,366

        Fidelity Blue Chip Growth Fund               Mutual Fund Shares       2,585,835

*       ING Growth Fund - Class I                    Mutual Fund Shares       1,584,649

*       ING Large Cap Growth Fund - Class I          Mutual Fund Shares         489,154

        MFS Capital Opportunities Fund - Class A     Mutual Fund Shares         629,940

        AIM Small Cap Growth Fund - Class R          Mutual Fund Shares         476,086

*       ING Index Plus MidCap Fund - Class I         Mutual Fund Shares       2,324,026

*       ING Index Plus LargeCap Fund (I)             Mutual Fund Shares       1,378,534

*       ING Small Company Fund - Class I             Mutual Fund Shares              (6)

*       ING SmallCap Opportunities Fund - Class A    Mutual Fund Shares         181,709

*       ING Global Science and Technology Fund -     Mutual Fund Shares         593,129
        Class I

*       ING International Fund - Class I             Mutual Fund Shares         303,871

*       ING International Value Fund - Class I       Mutual Fund Shares       3,403,031

*       ING Market Stock Fund                        Shares of Company Stock    939,735

*       ING Market Stock Fund                        Mutual Fund Shares       1,217,292

        Washington Mutual Investors Fund Class R-5   Mutual Fund Shares       1,610,606

        Participant loans                                                       920,821
                                                                            -------------
                                                                            $26,617,328
                                                                            =============

Note: Column (d) cost information is omitted for all participant directed investments.

* Indicates a party-in-interest to the Plan.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        ING 401(k) Plan for ILIAC Agents


Dated: June 27, 2005    By: ING US PENSION COMMITTEE
       -------------

                                 /s/      Darryl Harris
                            By:  -----------------------------------------
                                 Name:    Darryl Harris
                                          --------------------------------
                                 Title:   Chairman, ING U.S. Pension Committee
                                          --------------------------------------

                                   Exhibit 1
                                   ---------


            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-14254) pertaining to the ING 401(k) Plan for ILIAC Agents of ING Groep N.V. and affiliates of our report dated June 15, 2005, with respect to the financial statements and schedule of the ING 401(k) Plan for ILIAC Agents included in this Annual Report (Form 11-K) for the year ended December 31, 2004.


                                                           /s/ Ernst & Young LLP


Atlanta, Georgia
June 22, 2005

                                  Exhibit 99.1
                                  ------------


                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                 (SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)


In connection with the Annual Report on Form 11-K of the ING 401(k) Plan for ILIAC Agents (the "Plan") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer's knowledge:

     (3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

     (4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Date: June 27, 2005                         /s/      Scott Burton
      -------------                         ------------------------------------
                                            Name:    Scott Burton
                                            Title:   Attorney-in-Fact


The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under this section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.